Filed by First National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: First National Corporation

Commission File No.: 001-38874

May 21, 2021

Dear Shareholder:

We recently mailed you proxy material in connection with our upcoming Special Meeting of Shareholders to be held on June 16, 2021. The purpose of this meeting is to approve the Merger of The Bank of Fincastle with and into First Bank, a subsidiary of First National Corporation. According to our records, we have not yet received your vote.

Your vote is very important, regardless of the number of shares you own.

Please take a moment to vote your shares, and from a time perspective, preferably by internet or by phone as described on your voting form. If you do not have access to these methods, please vote the enclosed proxy and return in the envelope provided.

If you have any questions or need assistance with voting, please contact our proxy solicitor, Regan & Associates, Inc, by calling toll-free at 1-800-737-3426. If you have voted your shares, please disregard this letter. Thank you for your cooperation and support.

Sincerely,

Scott C. Harvard

President & Chief Executive Officer

PLEASE VOTE AND SUBMIT YOUR PROXY TODAY!

NASDAQ: FXNC   fbvirginia.com

112 West King Street                               Strasburg, VA 22657                             Phone (540) 465-9121